FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                April 17, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                 Form 40-F
                                     ---                          ----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                          No   X
                                ---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                          No   X
                                ---                         ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                          No   X
                                ---                         ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.


                                                                Total Pages: 4

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     Smith & Nephew plc
                                                     (Registrant)


Date: April 17, 2003                           By:   /s/ Paul Chambers
                                                     -------------------------
                                                     Paul Chambers
                                                     Company Secretary

16 April 2003

The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc was notified on 10 April 2003 by the Trustees that the following directors of the Company have been granted nil cost options over ordinary shares of 12 2/9p each by the Trustees of the Smith & Nephew Employees' Share Trust as a result of the vesting of an award pursuant to the Smith & Nephew Long-Term Incentive Plan on 4 April 2003:

         C.J. O'Donnell 155,065
         P. Hooley       96,916

The period of exercise for these options will commence immediately and end on 4 April 2010.

C.J. O'Donnell now has options over 672,560 ordinary shares and P. Hooley options over 547,598 ordinary shares.

As a result of the transfer of 259,477 shares to other beneficiaries pursuant to the Smith & Nephew Long-Term Incentive Plan on 4 April 2003 all executive directors cease to be potential discretionary beneficiaries of the 259,477 shares previously held by the Trustees of Smith & Nephew Employees' Share Trust. The Trust now holds a total of 1,266,144 ordinary shares representing 0.1% of the share capital of the Company.

Yours faithfully,



P.R. Chambers
Company Secretary

16 April 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by FMR Corp and Fidelity International Limited that they have a notifiable interest in 74,668,199 ordinary shares of 12 2/9p each in the Company representing 8.03% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary